UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2016

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	001-37624	72-1532188
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

7701 East Kellogg Drive, Suite 200 Wichita, KS		67207
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: 316.612.6000

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Reorganization

On July 14, 2016, Equity Bancshares, Inc., a Kansas corporation (“Equity”), entered into an Agreement and Plan of Reorganization (the “Agreement”), by and between Equity and Community First Bancshares, Inc., an Arkansas corporation (“Community”). The Agreement provides that, subject to the terms and conditions set forth in the Agreement, Community will merge with and into Equity (the “Merger”), with Equity continuing as the surviving corporation. Immediately following the Merger (or at such later time as Equity may determine in its sole discretion), Equity will cause Community First Bank, the banking subsidiary of Community, to merge with and into Equity Bank, the banking subsidiary of Equity, with Equity Bank surviving the bank merger.

Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Community common stock will be converted into the right to receive (i) 7.261 shares of Class A common stock, par value of $0.01 per share, of Equity (“Equity Class A Stock”), and (ii) $27.30, in cash, subject to adjustment based upon Community’s consolidated capital, surplus and retained earnings accounts less all intangible assets (“Community Equity”) prior to the closing of the Merger (the “Closing”) as provided in the Agreement.

The Agreement also provides, among other things, that at the Effective Time, the number of directors constituting the board of directors of Equity will be increased by two and Equity will select two current directors of Community (in consultation with Community) to be appointed to serve as directors of Equity in the director class appropriate to balance the number of directors in each director class of Equity.

The Agreement contains customary representations and warranties from both Equity and Community, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Agreement and the Effective Time, Community’s and Equity’s obligation to recommend that its stockholders approve the Agreement and the transactions contemplated thereby, and Community’s non-solicitation obligations relating to alternative acquisition proposals. Community has also agreed to dispose of or distribute all of its equity interest in White River Bancshares Company, an Arkansas corporation (“White River”), at or prior to the Closing.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) approval of the Agreement by Community’s stockholders and the holders of Equity Class A Stock, (2) receipt of required regulatory and other third party consents or approvals, (3) the absence of any statute, rule, regulation, order, injunction or other action prohibiting the consummation of the Merger, (4) the Registration Statement on Form S-4 becoming effective under the Securities Act of 1933, as amended, and (5) authorization for listing on the NASDAQ of the shares of Equity Class A Stock to be issued in the Merger. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Agreement, (iii) the delivery of required closing documents by the other party, and (iv) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Equity’s obligation to complete the Merger is also subject to (1) the Community Equity, after adjusting for the items specified in the Agreement, being at least $34,820,793, (2) holders of not more than 10% of the outstanding shares of Community common stock having duly exercised their dissenters rights, (3) authorization for Community to deregister as a bank holding company for White River and Signature Bank of Arkansas, (4) Community having taken all action necessary to cause certain debts of Community to be repaid by Equity prior to or in connection with the Closing, and (5) EQBK’s assumption of the trust preferred securities of Community.

The Agreement provides certain termination rights for both Equity and Community and further provides that upon termination of the Agreement under certain circumstances, a termination fee of $2.5 million will be payable by Community to Equity.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding

Equity or Community, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Equity, Community, their respective affiliates or their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Equity and Community and a prospectus of Equity, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of Equity and Community make, as applicable, with the Securities and Exchange Commission (the “SEC”).

Voting Agreement

In connection with entering into the Agreement, Equity entered into a Voting Agreement with Community and certain stockholders of Community (the “Voting Agreement”). The stockholders that are party to the Voting Agreement beneficially own in the aggregate approximately 27.1% of the outstanding shares of Community common stock. The Voting Agreement requires, among other things, that the stockholders party thereto vote all of their shares of Community common stock in favor of the Merger and the other transactions contemplated by the Agreement and against alternative transactions and generally prohibits them from transferring their shares of Community common stock prior to the termination of the Voting Agreement. The Voting Agreement will terminate upon the earlier of the termination of the Agreement in accordance with its terms or the completion of the transactions contemplated by the Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Director Support Agreement

In connection with entering into the Agreement, each of the directors of Community have entered into a Director Support Agreement with the Company (the “Director Support Agreement”) pursuant to which they agree to refrain from harming the goodwill of the Company, Community or any of their respective subsidiaries and their respective customer, client and vendor relationships. Each director also agreed to certain additional restrictive covenants.

The foregoing description of the Director Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Director Support Agreement, which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Item 8.01	Other Events.

On July 14, 2016, Equity issued a press release announcing the execution of the Agreement. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein. On July 14, 2016, Equity also provided supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, Community’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by the Agreement; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication is being made in respect of the proposed transaction involving Equity and Community. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction, Equity intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Community and Equity and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMMUNITY AND EQUITY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated as of July 14, 2016, by and between Equity Bancshares, Inc. and Community First Bancshares, Inc.*

10.1	Form of Voting Agreement, dated as of July 14, 2016, by and among Equity Bancshares, Inc., Brad S. Elliott, Community First Bancshares, Inc. and the stockholders party thereto (included as Exhibit A to Exhibit 2.1 to this Current Report on Form 8-K).

10.2	Form of Director Support Agreement, dated as of July 14, 2016, by and between Equity Bancshares, Inc. and each of the directors of Community First Bancshares, Inc. (included as Exhibit B to Exhibit 2.1 to this Current Report on Form 8-K).

99.1	Press Release, dated July 14, 2016.

99.2	Investor Presentation, dated July 14, 2016.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equity Bancshares, Inc.

Date: July 14, 2016	By:	/s/ Brad S. Elliott
Brad S. Elliott
Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization, dated as of July 14, 2016, by and between Equity Bancshares, Inc. and Community First Bancshares, Inc.*

10.1	Form of Voting Agreement, dated as of July 14, 2016, by and among Equity Bancshares, Inc., Brad S. Elliott, Community First Bancshares, Inc. and the stockholders party thereto (included as Exhibit A to Exhibit 2.1 to this Current Report on Form 8-K).

10.2	Form of Director Support Agreement, dated as of July 14, 2016, by and between Equity Bancshares, Inc. and each of the directors of Community First Bancshares, Inc. (included as Exhibit B to Exhibit 2.1 to this Current Report on Form 8-K).

99.1	Press Release, dated July 14, 2016.

99.2	Investor Presentation, dated July 14, 2016.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.